November 16, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Kieran Brown

Re:	Nuveen Insured Massachusetts Tax-Free Advantage

Municipal Fund (the “Registrant”), File No. 811-21216

To the Commission:

On behalf of the Registrant this letter is in response to the comments you provided on November 10, 2011 during our telephone conference regarding the preliminary proxy materials filed for the Registrant on November 4, 2011. Any terms not defined herein have the same meanings as given in the preliminary proxy statement.

1. Comment: Please revise the language under Proposal 1 to clarify that holders of preferred shares are entitled to vote at the Annual Meeting for the election of all five (5) of the Board nominees.

Response: The Registrant has revised the proxy statement in response to the staff’s request.

2. Comment: With respect to the information regarding the Registrant’s Board Members and officers presented as of October 8, 2011, please confirm that the Registrant is not aware of any changes to the information at this time.

Response: The Registrant has revised the information as of November 11, 2011, to reflect the completions of recent fund reorganizations and is not aware of any additional changes as of the date hereof.

3. Comment: Revise the description of the compensation paid to Independent Board Members prior to January 1, 2011 to remove the reference to the Lead Independent Director.

Response: The Registrant has revised the proxy statement in response to the staff’s request.

Securities and Exchange Commission

November 16, 2011

4. Comment: Include a discussion of the additional risks the Fund may be subject to as a result of a change in the fundamental policy under Proposal 2, including with respect to investing in municipal securities not covered by insurance and lower rated bonds. If the Fund may invest in “junk” bonds, add relevant disclosure.

Response: The Registrant has revised the proxy statement in response to the staff’s request.

5. Comment: Include a discussion of the additional risks the Fund may be subject to as a result of a change in the fundamental policy under Proposal 3.

Response: The Registrant has revised the proxy statement in response to the staff’s request.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray

Nuveen Insured Massachusetts Tax-Free Advantage Municipal Fund

333 West Wacker Drive

Chicago, Illinois 60606

November 16, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kieran Brown

Re:	Nuveen Insured Massachusetts Tax-Free Advantage

Municipal Fund (the “Registrant”), File No. 811-21216

To the Commission:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant’s preliminary proxy statement filed with the Commission on November 4, 2011.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filings is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filings reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filings and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Insured Massachusetts Tax-Free

Advantage Municipal Fund

By:	/s/Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary